Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166-0005 Tel 212 • 309 • 1000 Fax 212 • 309 • 1100

November 15, 2024

Via Edgar and Electronic Mail

Ms. Komul Chaundhry

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Union Electric Company

Ameren Missouri Securitization Funding I, LLC

Registration Statement on Form SF-1

Filed October 11, 2024

File Nos. 333-282616 and 333-282616-01

Dear Ms. Chaundhry and Mr. Sandel:

On behalf of Union Electric Company (“Ameren Missouri”) and Ameren Missouri Securitization Funding I, LLC (the “Issuing Entity”, and, together with Ameren Missouri, the “Registrants”), we submit via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”), which is being filed simultaneously with this response. Amendment No. 2 reflects the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated November 7, 2024 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from the Registration Statement that was filed on October 11, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment.

Ms. Komul Chaundhry and Mr. Arthur Sandel

Securities and Exchange Commission

November 15, 2024

Registration Statement on Form SF-1

General

1.	We note that you filed Amendment No. 1 to your registration statement on October 28, 2024. This amendment has not yet been reviewed and the staff will review it concurrently with the next amendment responsive to comments.

The Registrants acknowledge this comment and await the review of the Staff.

Form of Prospectus
The Depositor, Seller, Initial Servicer and Sponsor, page 54

2.	Please provide disclosure regarding the servicing experience of the servicer in accordance with Item 1108(b) of Regulation AB. Alternatively, if the servicer does not have servicing experience, please revise to make this clear.

While this will be Ameren Missouri's first time sponsoring and servicing securities like the securitized utility tariff bonds, it is highly experienced in calculating and implementing rates and charges under various cost recovery clauses and billing those amounts to customers. These clauses include the Fuel Adjustment Clause and the Purchased Gas Adjustment Tariff Clause. These clauses are subject to regular and periodic true-up adjustments, which adjustments include filing with, and review and approval by, the Missouri Public Service Commission. The calculation, imposition, billing, charging and collection of securitized utility tariff charges will follow very similar processes as the other cost recovery clauses that Ameren Missouri has experience with. Though the securitized utility tariff charges will be remitted to a subsidiary of Ameren Missouri, the method of calculating, imposing and collecting such charges is similar to that for the other cost recovery charges.

In response to the Staff’s comment, the prospectus has been revised on page 56 to enhance the disclosure concerning Ameren Missouri’s  experience billing and collecting charges similar to the securitized utility tariff charges.

Security For the Securitized Utility Tariff Bonds

Pledge of Collateral, page 85

3.	We note that, in addition to the recovery property, the bonds will also be secured by "the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act Rule 190.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Legal Proceedings, page 128

Ms. Komul Chaundhry and Mr. Arthur Sandel

Securities and Exchange Commission

November 15, 2024

4.	We note your disclosure that there are no legal or governmental proceedings pending against the transaction parties other than as disclosed elsewhere in the prospectus. As an aid to investors, please include cross references to any section of the prospectus that includes relevant disclosure related to such proceedings or otherwise include such disclosure in this section.

We have revised the disclosure on page 127 of Amendment No. 2 to clarify that there are no legal or governmental proceedings pending against the transaction parties, meaning the issuing entity, the sponsor, seller, trustee, or servicer, that is material to the holders of the securitized utility tariff bonds. However, we had previously included disclosure provided by the trustee regarding certain pending legal proceedings against certain affiliates of the trustee in their capacity as such for certain residential mortgage-backed securitizations, which are on page 81 of Amendment No. 2. For completeness, we have added a cross-reference to such disclosure on page 127 of Amendment No. 2.

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The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr., Esq.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Mark C. Birk, Union Electric Company
Darryl T. Sagel, Ameren Missouri Securitization Funding I, LLC
Adam O’Brian, Esq., Hunton Andrews Kurth LLP